UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 September 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1. Director/PDMR Shareholding announcement dated 13 September, 2007
2. Partial Repurchase dated 13 September 2007
3. FRN Variable Rate Fix dated 14 September 2007
4. Partial Repurchase dated 14 September 2007
5. Partial Repurchase dated 14 September 2007
6. FRN Variable Rate Fix dated 21 September 2007
7. FRN Variable Rate Fix dated 21 September 2007
8. FRN Variable Rate Fix dated 21 September 2007
9. FRN Variable Rate Fix dated 27 September 2007
10.FRN Variable Rate Fix dated 27 September 2007
11.FRN Variable Rate Fix dated 27 September 2007
12.FRN Variable Rate Fix dated 28 September 2007
13. Resolutions - EGM & Class Mtg announcement dated 17 September 2007
14. Total Voting Rights dated 28 September 2007
15. Partial Repurchase dated 28 September 2007

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: September 27, 2007                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: September 27, 2007                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


Exhibit No. 1

13 September 2007


                                  Barclays PLC


 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)


On 13 September 2007, the Company was notified that options had, on 7 September 2007, been granted under the Barclays Sharesave Scheme (Sharesave), a HM Revenue & Customs approved all-employee share plan, over ordinary shares in the capital of Barclays PLC at an exercise price of 483 pence per share to the following directors who are Persons Discharging Managerial Responsibility (PDMRs):


Director/PDMR         Number of Options     Earliest Maturity Date

Mr J S Varley         3638                  01/11/2014

Mr F F Seegers        3390                  01/11/2012

Mr C G Lucas          3638                  01/11/2014

Exhibit No. 2

Barclays PLC

      BARCLAYS - Series 5891 - ISIN XS0247512873 - Maturity Date 17 may

                          2045 - BRL 14,765,000

Please be advised the following issue has been repurchased for BRL 7,665,000 on 20 July 2007.

The  outstanding  balance will therefore be BRL 7,100,000.

Please amend your records accordingly.

Exhibit No. 3

Barclays Bank Plc

RATE FIX NOTICE           Barclays Bank PLC
Issue Name:               Series 153
                          CZK 1,500,000,000 Floating Rate Notes due
                          March 2010
ISIN Code:                XS0213909335
Interest Rate:            3.420000%
Base Rate:                3.420000%
Interest Period:          10-Sep-07 to 10-Dec-07
Day Count Method:         Actual/360
Number of Days in Period: 91
Payment Date:             10-Dec-07
Denomination:             Coupon:
100,000,000.00            CZK  8,645.00

Exhibit No. 4

Barclays Bank PLC

BARCLAYS - Series 5814 - ISIN XS0246270986 - Maturity Date 18 SEPTEMBER 2007 -
                         EUR 467,133,000

Please be advised the following issue has been repurchased for EUR 53,505,000 on 4 SEPTEMBER 2007.

The outstanding balance will therefore be EUR 413,628,000

Please amend your records accordingly.

Exhibit No. 5

Barclays Bank Plc



                      Barclays Bank Plc- ISIN XS0269320767

                 Maturity Date 03 April 2008 - EUR 7,856,000.00

Please be advised the following issue has been repurchased for EUR 20,000.00 on 05 September 2007.

The outstanding balance will therefore be EUR 7,836,000.00

Please amend your records accordingly.

Exhibit No. 6

Barclays Bank PLC


Issue Name:               Barclays Bank PLC
                          Series 145
                          GBP 45,000,000 Floating Rate Notes Due 2009
ISIN Code:                XS0188531247
Interest Rate:            6.791250%
Base Rate:                6.751250%
Interest Period:          17-Sep-07 to 17-Dec-07
Day Count Method:         Actual/365 (Fixed)
Number of Days in Period: 91
Payment Date:             17-Dec-07

Denomination:             Coupon:
----------------          ----------------
10,000.00                 GBP       169.32

Exhibit No. 7

Barclays Bank PLC

Issue Name:               Barclays Bank Plc Series 127
                          US$ 1,000,000,000 Floating Rate Subordinated Notes
                          Due 2013
ISIN Code:                XS0164254780
Interest Rate:            6.175000%
Base Rate:                5.725000%
Interest Period:          11-Sep-07 to 11-Dec-07
Day Count Method:         Actual/360
Number of Days in Period: 91
Payment Date:             11-Dec-07
Denomination:             Coupon:
----------------          ---------------
        1,000.00          USD 15.61
       10,000.00          USD 156.09
      100,000.00          USD 1,580.90

Exhibit No. 8

Barclays Bank PLC


Issue Name:                 Barclays Bank PLC
                            Series 155
                            USD 500,000,000 Callable Floating Rate Subordinated
                            Notes due 2017
ISIN Code:                  XS0229313696
Interest Rate:              5.925000%
Base Rate:                  5.725000%
Interest Period:            11-Sep-07 to 11-Dec-07
Day Count Method:           Actual/360
Number of Days in Period:   91
Payment Date:               11-Dec-07

Denomination:               Coupon:
--------------              -----------------
      1,000.00              USD         14.98
     10,000.00              USD        149.77
    100,000.00              USD      1,497.71

Exhibit No. 9

Barclays Bank PLC

Issue:                         Barclays Bank PLC
                               Series 143
                               EUR 50,000,000 Floating Rate Notes due 2023
ISIN Code:                     XS0183122398
Interest Rate:                 5.076000%
Base Rate:                     4.726000%
Interest Period:               24-Sep-07 to 24-Dec-07
Day Count Method:              Actual/360
Number of Days In period:      91
Interest Payment Date:         24-Dec-07

Denomination:                  Coupon
10,000.00                      EUR 128.31

Exhibit No. 10

Barclays Bank PLC

Issue:                          Barclays Bank PLC
                                Series 86
                                EUR 100,000,000 Subordinated Floating
                                Rate Notes due March, 2021
ISIN Code:                      XS0126504421
Interest Rate:                  5.196000%
Base Rate:                      4.726000%
Interest Period:                24-Sep-07 to 24-Dec-07
Day Count Method:               Actual/360
Number of Days In period:       91
Interest Payment Date:          24-Dec-07

Denomination:                   Coupon
10,000.00                       EUR 131.34

Exhibit No. 11


Barclays Bank PLC


Issue:                     Barclays Bank PLC
                           Series 78
                           EUR 100,000,000 Subordinated
                           Floating Rate Notes due 2040
ISIN Code:                 XS0122679243
Interest Rate:             5.116000%
Base Rate:                 4.726000%
Interest Period:           28-Sep-07 to 28-Dec-07
Day Count Method:          Actual/360
Number of Days In period:  91
Interest Payment Date:     28-Dec-07

Denomination:              Coupon
1,000,000.00               EUR  12,932.11

Exhnbit No. 12

Barclays Bank PLC

Issue:                     Barclays Bank Plc
                           Series 114
                           GBP 44,000,000 Callable Subordinated
                           Floating Rate Notes Due March
                           2012
ISIN Code:                 XS0144725255
Interest Rate:             7.723750%
Base Rate:                 6.823750%
Interest Period:           14-Sep-07 to 14-Dec-07
Day Count Method:          Actual/365 (or /366 if ends in leap year)
Number of Days In period:  91
Interest Payment Date:     14-Dec-07

Denomination:              Coupon
100,000.00                 GBP 1925.65

Exhibit No. 13

17 September 2007


                                  Barclays PLC


Barclays PLC announces that, in accordance with the provisions of paragraph
9.6.2 of the Listing Rules, copies of resolutions passed at its Extraordinary General Meeting and the Ordinary Shareholders Class Meeting both of which were held on Friday 14 September 2007, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Exhibit No. 14

                                                              28 September 2007



                    Barclays PLC - Voting Rights and Capital


In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,742,640,237 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 27 September 2007. There are no ordinary shares held in Treasury.


Therefore, the total number of voting rights in Barclays PLC is 6,743,515,237.


The above figure (6,743,515,237) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No. 15

Barclays PLC

BARCLAYS -Series 7154 - ISIN XS0268769584 - Maturity Date 25 SEPTEMBER 2007 - GBP 77,000,000

Please be advised the following issue has been repurchased for GBP 67,001,000 on 18 SEPTEMBER 2007.

The outstanding balance will therefore be GBP 9,999,000.